Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended June 30, 2016	For the Fiscal Year Ended September 30,
		2015	2014	2013	2012	2011
	($ in millions)
Consolidated income before income taxes	$920.4	$1,123.4	$814.2	$657.8	$242.9	$12.1
Amortization of capitalized interest	119.4	159.7	124.4	110.9	94.1	92.0
Interest expensed	4.5	5.6	4.8	11.7	31.5	57.0
Earnings	$1,044.3	$1,288.7	$943.4	$780.4	$368.5	$161.1
Interest incurred	$122.5	$174.8	$190.6	$177.3	$128.7	$136.7
Fixed charges	$122.5	$174.8	$190.6	$177.3	$128.7	$136.7
Ratio of earnings to fixed charges	8.52	7.37	4.95	4.40	2.86	1.18